EXHIBIT 12.1

HEXION SPECIALTY CHEMICALS, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS

(In millions)

	Year ended December 31,
	2005 (1)	2004 (2)	2003	2002	2001
Pre-tax loss from continuing operations	$(29)	$(113)	$(100)	$(24)	$(6)
Add back
Income from equity investees	—	—	(2)	(1)	—

Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income from equity investees	(29)	(113)	(102)	(25)	(6)

Fixed Charges
Interest expense	224	118	77	65	70
Interest element of lease costs (3)	9	5	3	3	2
Preferred stock dividend requirements of consolidated subsidiaries	30	—	—	—	—

Total fixed charges	263	123	80	68	72

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	204	10	(22)	43	66
Ratio of earnings to fixed charges (4)	N/A	N/A	N/A	N/A	N/A

(1)	Includes date for Bakelite form date of acquisition by Borden Chemical on April 29, 2005.

(2)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.

(3)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases, as management believes this represents the interest portion hereof.

(4)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $29, $113, $102, $25 and $6 for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.